SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

Notice to shareholders

Dividend payments and interest on own capital

(Rio de Janeiro, May 10, 2005) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces to shareholders that it will effect the dividend payments and interest on own capital, on May 17, 2005, based on the adjusted result of fiscal year 2004 to the owners of shares on March 31, 2005 in accordance with the value deliberated for the Petrobras’ Ordinary General Shareholders meeting held on March 31, 2005, as follows:

DIVIDEND PAYMENTS AND INTEREST ON OWN CAPITAL

Value in Reais (R$)

Principal	Restatement SELIC rate	Total on May 17, 2005

0,6000	0,0398	0,6398 As dividend
1,0000	0,0663	1,0663 As Interest on own capital

1,6000	0,1061	1,7061

The interest on own capital (R$ 1,00) will be subject to 15% withholding tax while the value of R$ 0,1061, corresponding to the variation in the SELIC rate, since December 31 2004 until May 17, 2005 will be subject to 22,5% withholding tax. The above-mentioned Withholding Tax is not applicable to tax immune or exempt shareholders.

1. INSTRUCTIONS FOR CREDITING

Banco do Brasil S.A., as the depository institution for the book entry shares, will effect payment.

1.1 – The shareholders with current accounts held with Banco do Brasil S.A., or with other banks duly advised by shareholders, will automatically be credited amounts due on the payment date.

1.2 – In the case of those shareholders where registration information does not contain details of “Bank/Branch/Current Account”, the payment will only be credited upon updating information in Banco do Brasil S.A.’s electronic files through those branches authorized to provide shareholder services.

1.3 – The dividend payments and interest on own capital corresponding to the shares held in deposit by the Stock Exchanges’ Fungible Custody Service will be credited to the respective Stock Exchanges through member BROKERAGE HOUSES responsible for paying the respective shareholders.

1.4 – Shareholders with bearer shares should personally contact one of Banco Brasil S.A.’s branches presenting Brazilian tax register number (CPF), identity documents, residence voucher, together with share certificates and respective coupons allowing the latter to be converted into book entry form for subsequent payment. Also, in this opportunity, bank account information could be updated for credit of due remuneration.

2. SHAREHOLDER SERVICES

More detailed information may be obtained by calling – BB call center service – 0800 78 5678 (in Brazil) or any Banco do Brasil branches.

3. FINAL INFORMATION

Rights to Dividend payments and interest on own capital unclaimed within 3 (three) years as from payment date (May 17, 2005), will lapse and revert in favor of the Company (Law 6404/76, Article 287, Subsection II, Item a).

We would remind all shareholders as to the importance of maintaining personal details current, since payments can only be effected to shareholders with either fully up-dated registration details or holding a current account at any bank and duly registered with Banco do Brasil S.A. (the Institution administering Petrobras’ Book Entry Share System). To ensure that details are fully up to date, please contact any Banco do Brasil S.A. branch with all personal documentation.

Rio de Janeiro, May 10, 2005.
PETRÓLEO BRASILEIRO S.A. – PETROBRAS

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director

http: //www.petrobras.com.br/ri/English

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.